HSBC USA INC.
$19,555,000
90% Principal Protected Emerging Markets Linked Notes

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
June 9, 2009
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program. Terms used in this pricing supplement are described or defined in the product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and the prospectus. The notes are 90% principal protected, and you may lose up to 10% of your initial investment.

The purchaser of a note will acquire a security linked to the performance of four reference assets as further described herein. Although the offering relates to the performance of four reference assets, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any of the reference assets or as to the suitability of an investment in the related notes. The following key terms relate to this notes offering:

- **Aggregate Principal Amount:** $19,555,000.00

- **Initial Public Offering Price:** $1,000.00 per note (100 percent)

- **Initial Valuation Date:** June 5, 2009

- **Issue Date:** June 12, 2009

- **Final Valuation Date**: June 5, 2013, subject to adjustment as described herein.

- **Maturity Date:** 5 business days after the final valuation date and is expected to be June 12, 2013.

- **Agent's Discount or Commission / Total**[1]: 4.35% / $850,642.50

- **Proceeds To Us / Total:** 95.65% / $18,704,357.50

- **Payment at Maturity:** You will receive a cash payment on the maturity date as described below:

  o If the reference return of the worst performing reference asset (as defined herein) is greater than 0.00%, you will receive an amount in cash equal to $1,000 plus the product of (a) $1,000 multiplied by (b) the reference return multiplied by (c) the participation rate.

  o If the reference return of the worst performing reference asset is between 0.00% and -10.00%, inclusive, you will lose 1.00% of the original principal amount for each percentage point that the reference return is below 0.00%. For example, if the reference return of the worst performing reference asset is -5.00%, you will suffer a 5.00% loss and receive 95.00% of the original principal amount.

  o if the reference return of the worst performing reference asset is worse than -10.00%, you will receive 90.00% of the original principal amount.

- **Reference Return:** With respect to each reference asset, the quotient, expressed as a percentage, of (i) the final price minus the initial price divided by (ii) the initial price, expressed as a formula:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

- **Worst Performing Reference Asset:** The reference asset with the lowest reference return of the four reference assets, as determined by the calculation agent.

- **Participation Rate:** 95%

- **Initial Price:** With respect to each reference asset, the applicable closing price on the initial valuation date.

- **Final Price:** With respect to any reference asset, the applicable closing price on the final valuation date for that reference asset, subject to adjustments described herein.

- **Term of Notes:** 48 months

- **CUSIP:** 4042K0XJ9

- **ISIN:** US4042K0XJ95

- **Form of Notes:** Book-Entry

- **Listing:** The notes will not be listed on any U.S. securities exchange or quotation system.

[1] Agent's discount may vary but will be no more than the amount listed in "Agent's Discount or Commission / Total," above.

REFERENCE ASSET/ REFERENCE ISSUER (TICKER)	PAGE NUMBER	INITIAL PRICE
iShares® MSCI Emerging Markets Index Fund (EEM)	PR-10	$33.65
iShares® MSCI Brazil Index Fund (EWZ)	PR-11	$55.86
iShares® FTSE/Xinhua China 25 Index Fund (FXI)	PR-12	$39.11
iShares® S&P Latin American 40 Index Fund (ILF)	PR-13	$36.09

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PR-2 of this document, page PS-3 of the product supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.**

We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

CALCULATION OF REGISTRATION FEE

TITLE OF CLASS OF SECURITIES OFFERED	MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE [2]
90% Principal Protected Emerging Markets Linked Notes	$19,555,000.00	$1,091.17

[2] Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.



HSBC SECURITIES (USA) INC.

June 9, 2009

GENERAL TERMS

This pricing supplement relates to one note offering linked to the reference assets identified on the cover page. The purchaser of a note will acquire a security linked to the reference assets. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of notes relates to the reference assets identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference assets or any component security included in an underlying index (as defined herein) of a reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, and the product supplement dated April 9, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PR-2 of this pricing supplement, page PS-3 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, product supplement and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019787/v145833_424b2.htm
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/0001047469-09-003736-index.htm

We are using this pricing supplement to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page PS-3 of the product supplement. Investing in the notes is not equivalent to investing directly in the reference assets or the securities comprising the underlying index of any reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement, product supplement and prospectus.

- As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:
    - "— Risks Relating to All Note Issuances"; and
    - "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

1. The notes are 90% principal protected and you may lose up to 10% or your original principal amount.

The principal amount of your investment is 90% protected and you may lose up to 10% or your original principal amount. You will lose up to 10% your principal if the final price of the worst performing reference asset is lower than the initial price of such worst performing reference asset. A $1,000 investment in the notes will pay $1,000 at maturity if, and only if, the final price of the worst performing reference asset is equal to or greater than the initial price of such worst performing reference asset. You will lose 1% of the principal amount of your investment for each percentage point that the reference return of the worst performing reference asset is less than 0.00% but greater than or equal to -10.00%. For example, if (i) the reference return of the worst performing reference asset is -25.00%, you will lose 10.00% of your original principal amount or (ii) the reference return of the worst performing reference asset is -7.00%, you will lose 7.00% of your original principal amount. As a result, you may lose up to 10% of your initial investment.

We cannot predict the final price of any reference asset on the final valuation date.

2. You are exposed to the risks of each reference asset because your payment at maturity depends on the performance of the worst performing reference asset.

Your payment at maturity depends on the performance of the worst performing reference asset. You should, therefore, be prepared to be equally exposed to the risks related to each of the reference assets, as any of the four reference assets may be the worst performing reference asset. Poor performance by any one of the reference assets over the term of notes may negatively affect the amount of your payment at maturity and will not be offset or mitigated by positive performance by any of the other reference assets.

3. The notes differ from an investment in the reference assets because you will not fully participate in any appreciation in the value of any reference asset.

You will not fully participate in any appreciation in the value of any reference asset. If the closing price of the worst performing reference asset is greater than the initial price of such worst performing reference asset as of the final valuation date, as a result of the participation factor, you will participate in only 95% of any positive reference return of the worst performing reference asset. Therefore, you may earn less by investing in the notes than you would have earned by investing directly in one or more of the reference assets.

4. There are specific risks relating to the reference assets.

The notes are subject to the risks of any investment in common stocks, including the risk that the prices of the stocks may decline. Any of the following factors may have a negative effect on the value of any reference asset and thus adversely affect the trading value of the notes. The following is a list of some of the significant risks associated with the reference assets:

- Historical performance of any reference asset does not indicate future performance of such reference asset. It is impossible to predict whether the value of any reference asset will rise or fall during the term of the notes; and

- The trading prices of the reference assets will be influenced by political, economic, financial, market and other factors. It is impossible to predict what effect these factors will have on the value of the reference assets.

5. An investment in the notes is subject to events involving the companies comprising each index that underlies a reference asset (each, an "underlying index")

General economic conditions and earnings results of the companies comprising an underlying index and real or anticipated changes in those conditions or results, may affect the value of the shares of a reference asset and the market value of the notes. In addition, if the dividend yield on shares of a reference asset increases, the value of the notes may decrease because the payment at maturity you will receive may not reflect the value of such dividend payments. Therefore, the yield you will receive by holding the notes to maturity may not be the same as if you had purchased shares of a reference asset and held them for a similar period.

6. The value of shares of a reference asset may not completely track the value of the applicable underlying index.

Although the trading characteristics and valuations of shares of a reference asset will usually mirror the characteristics and valuations of its underlying index, the value of the shares of such reference asset may not completely track the value of its underlying index. A reference asset may reflect transaction costs and fees that are not included in the calculation of its underlying index. Additionally, because a reference asset may not actually hold all of the stocks that comprise its underlying index but invests in a representative sample of securities which have a similar investment profile as the stocks that comprise its underlying index, the reference asset may not fully replicate the performance of its underlying index.

7. An investment in the notes is subject to risks associated with foreign securities markets.

The stocks included in each underlying index have been issued by the companies in the applicable foreign country or countries. Although the trading price of shares of each reference asset are not directly tied to the value of its underlying index or the trading price of the stocks that comprise its underlying index, the trading price of shares of each reference asset is expected to correspond generally to the value of publicly traded equity securities in the aggregate in the applicable foreign country or countries, as measured by the applicable underlying index. This means that the trading price of shares of each reference asset is expected to be affected by factors affecting securities markets in the applicable foreign country or countries.

Investments in securities linked to the value of foreign securities markets involve certain risk. Foreign securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there generally may be less publicly available information about companies in foreign securities markets than about U.S. companies, and companies in foreign securities markets are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies. Although many of the component stocks in the applicable underlying index are listed or traded on foreign securities markets which constitute "designated offshore securities markets" under Regulation S, certain of the component stocks in the applicable underlying index may be primarily traded on foreign securities markets which have not been approved by U.S. securities regulatory agencies or U.S. exchanges. In addition, regardless of their status as designated offshore securities markets, certain component stocks in the applicable underlying index may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

8. An investment in the notes linked to the reference assets is subject to currency exchange risk.

Because each reference asset is denominated in U.S. dollars, the prices of the component stocks included in each applicable underlying index will be converted into U.S. dollars for the purposes of calculating the level of the such underlying index and, thus, noteholders will be exposed to currency exchange rate risk with respect to the currency or currencies represented in such underlying index. A noteholder's net exposure will depend on the extent to which the currency or currencies of the component stocks included in the applicable underlying index strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the respective currency or currencies, the value of the applicable reference asset may be adversely affected, and the principal payment at maturity of the notes may be reduced.

9. The notes are not insured by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

10. Because the tax treatment of the notes is uncertain, the material U.S. federal income tax consequences of an investment in the notes are uncertain.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. We intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the notes as contingent payment debt instruments. Assuming the notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the notes until maturity. If a U.S. holder disposes of the notes prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the notes as ordinary income (rather than capital gain). See "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement for additional information on certain U.S. federal income tax considerations applicable to the notes.

Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations."

SUMMARY

Principal Payment at Maturity

You will receive a cash payment on the maturity date as described below:

o   If the reference return of the worst performing reference asset is greater than 0.00%, you will receive an amount in cash equal to $1,000 plus the product of (a) $1,000 multiplied by (b) the reference return multiplied by (c) the participation rate.

o   If the reference return of the worst performing reference asset is between 0.00% and -10.00%, inclusive, you will lose 1.00% of the original principal amount for each percentage point that the reference return is below 0.00%. For example, if the reference return of the worst performing reference asset is -5.00%, you will suffer a 5.00% loss and receive 95.00% of the original principal amount.

o   if the reference return of the worst performing reference asset is worse than -10.00%, you will receive 90.00% of the original principal amount.

On the final valuation date, subject to adjustment as described herein, the "worst performing reference asset" will be the reference asset with the lowest reference return of the four reference assets as determined by the calculation agent.

As described in the product supplement, on any scheduled trading day on which the value of a reference asset must be calculated by the calculation agent, (i) if the relevant exchange is the NASDAQ Stock Market ("NASDAQ"), the closing price of such reference asset will be the NASDAQ official closing price (NOCP) or (ii) if the NASDAQ is not the relevant exchange, the closing price of such reference asset will be the official closing price of the relevant exchange, in each case as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If a reference asset is not listed or traded as described above for any reason other than a market disruption event, then the closing price for such reference asset on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for such reference asset obtained from as many dealers in such reference asset selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

In the event that the maturity date is postponed or extended as described under "Specific Terms of the Notes – Maturity Date" in the product supplement, the related payment of principal will be made on the postponed or extended maturity date.

Interest

The notes will not pay interest.

Market Disruption Event

To the extent a market disruption event exists on a day on which the final price of a reference asset is to be determined, the final price of such reference asset will be determined on the first following scheduled trading day on which a market disruption event does not exist with respect to such reference asset; provided that if a market disruption event exists with respect to such reference asset on five consecutive scheduled trading days, that fifth scheduled trading day shall be the final valuation date, and the calculation agent shall determine the final price of such reference asset on such date in accordance with the general procedures last used to calculate the reference asset prior to any such market disruption event. For the avoidance of doubt, if no market disruption event exists with respect to a reference asset on the final valuation date, the determination of the final price of such reference asset will be made on the final valuation date, irrespective of the existence of a market disruption event with respect to one or more of the other reference assets. The calculation agent will notify the noteholders of the existence of a market disruption event with respect to a reference asset on any day that but for the occurrence or existence of a market disruption event would have been the final valuation date. If the final valuation date for any reference asset is postponed, the maturity date shall be five business days following the latest postponed final valuation date.

"Market disruption event" means, with respect to a reference asset, any scheduled trading day on which any relevant exchange or related exchange (as defined below) fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

        (i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to shares of the reference asset, (B) relating to any security included in the underlying index of the reference asset or (C) in futures or options contracts relating to the reference asset or the underlying index of the reference asset, on any related exchange; or

        (ii) any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A), if applicable, to effect transactions in, or obtain market values for shares of the reference asset, (B) to effect transactions in, or obtain market values for any security included in the underlying index of the reference asset, or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to the reference asset or the underlying index of the reference asset on any relevant related exchange; or

        (iii) the closure on any scheduled trading day of any relevant exchange relating to shares of the reference asset or relating to any security included in the underlying index of the reference asset or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

"Related exchange" means, with respect to a reference asset, each exchange or quotation system on which futures or options contracts relating to such reference asset or its underlying index are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such reference asset or its underlying index has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such reference asset or its underlying index on such temporary substitute exchange or quotation system as on the original related exchange) where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options related to shares of the reference asset or its underlying index.

"Relevant exchange" means, with respect to a reference asset, the primary exchange or quotation system on which shares of the reference asset or securities then included in the underlying index of the reference asset trade.

"Scheduled closing time" means, with respect to a relevant exchange or a related exchange, the scheduled weekday closing time on any scheduled trading day of the relevant exchange or related exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means, with respect to a reference asset, any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for their respective regular trading sessions.

The calculation agent will notify the noteholders of the existence of a market disruption event with respect to a reference asset on any day that but for the occurrence or existence of a market disruption event would have been the final valuation date.

Delisting or Suspension of Trading in the Shares of a Reference Asset; Termination of a Reference Asset; and Discontinuance of the Underlying Index of a Reference Asset

If the shares of a reference asset are delisted from, or trading of shares of such reference asset is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the shares of such reference asset (any such trading successor or substitute securities, the "successor shares"), such successor shares will be deemed to be such reference asset for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor shares, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the notes.

If the shares of a reference asset are delisted from, or trading of the shares of such reference asset is suspended on, the relevant exchange and successor shares that the calculation agent determines to be comparable to the shares of such reference asset are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, in it sole discretion, and such successor or substitute security will be deemed to be such reference asset for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the notes.

If a reference asset is liquidated or otherwise terminated (a "termination event"), the final price of the shares of such reference asset on the final valuation date will be determined by the calculation agent in accordance with the general procedures last used to calculate such reference asset with reference to the applicable underlying index prior to any such termination event. The calculation agent will cause notice of the termination event and calculation of the final price as described above to be furnished to us and the trustee and we will provide notice thereof to registered holders of the notes.

If a termination event has occurred with respect to a reference asset and the applicable underlying index sponsor discontinues publication of the applicable underlying index and if such underlying index sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to such underlying index, then the value of such underlying index will be determined by reference to the value of that comparable index, which we refer to as a "successor underlying index." Upon any selection by the calculation agent of a successor underlying index, the calculation agent will cause notice to be furnished to us and the trustee and we will provide notice thereof of the selection of the successor underlying index to the registered holders of the notes.

If a termination event has occurred with respect to a reference asset and the applicable underlying index sponsor discontinues publication of the applicable underlying index and a successor underlying index is not selected by the calculation agent or is no longer published from the date of the termination event up to and including the final valuation date, the value to be substituted for such underlying index on the final valuation date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate such underlying index prior to any such discontinuance.

If a successor underlying index is selected or the calculation agent calculates a value as a substitute for the underlying index as described above, the successor underlying index or value, as the case may be, will be substituted for the underlying index for all purposes, including for purposes of determining whether a market disruption event occurs.

Notwithstanding the above alternative arrangements, discontinuance of the publication of an underlying index may adversely affect trading in the notes.

"Underlying index sponsor" means:

- with respect to the S&P Latin American 40 Index, Standard & Poor's Financial Services LLC, a division of The McGraw-Hill Companies, Inc.;
- with respect to the MSCI Brazil Index, Morgan Stanley Capital International Inc;
- with respect to the MSCI Emerging Markets Index, Morgan Stanley Capital International Inc.; and
- with respect to the FTSE/Xinhua China 25 Index, FTSE/Xinhua Index Limited.

ILLUSTRATIVE EXAMPLES

The examples are provided for illustrative purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the final prices of reference assets relative to their respective initial prices. We cannot predict the final price of any reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial prices and final prices of the reference assets used in the illustrations below are not the actual initial prices and final prices of the reference assets. In addition, the examples assume that the reference assets have no dividend yield. These examples assume the notes are held to maturity and a participation factor of 95.00%. You should not take these examples as an indication or assurance of the expected performance of the reference assets. Numbers in these examples may be rounded for ease of analysis. The hypothetical examples 1 through 3 are examples of the payment of maturity.

The following examples indicate how the payment at maturity would be calculated with respect to a hypothetical $1,000 investment in a note. These examples assume that the note is held to maturity. The payment at maturity received by investors will depend on several factors, including, but not limited to, the final price of the worst performing reference asset. The following is a general description of how the hypothetical payment at maturity is determined:

- If the reference return of the worst performing reference asset is greater than 0.00%, you will receive an amount in cash equal to $1,000 plus the product of (a) $1,000 multiplied by (b) the reference return multiplied by (c) the participation rate.

- If the reference return of the worst performing reference asset is between 0.00% and -10.00%, inclusive, you will lose 1.00% of the original principal amount for each percentage point that the reference return is below 0.00%. For example, if the reference return of the worst performing reference asset is -5.00%, you will suffer a 5.00% loss and receive 95.00% of the original principal amount.

- if the reference return of the worst performing reference asset is worse than -10.00%, you will receive 90.00% of the original principal amount.

Example 1 : The final price of each reference asset is greater than its respective initial price.

REFERENCE ASSET	INITIAL PRICE	FINAL PRICE	REFERENCE RETURN
iShares® MSCI Emerging Markets Index Fund (EEM)	$33.65	$37.02	10.00%
iShares® MSCI Brazil Index Fund (EWZ)	$55.86	$58.65	5.00%
iShares® FTSE/Xinhua China 25 Index Fund (FXI)	$39.11	$46.93	20.00%
iShares® S&P Latin American 40 Index Fund (ILF)	$36.09	$46.92	30.00%

In this example, the worst performing reference asset is EWZ. Because the reference return of the worst performing reference asset is positive, the payment at maturity, per $1,000 note, would equal the principal amount of the note plus the product of (a) the principal amount multiplied by (b) the reference return for the worst performing reference asset multiplied by (c) the participation rate. Accordingly, at maturity, the cash payment in this example would equal $1,000.00 plus (a) $1,000.00 multiplied by (b) 5.00% multiplied by (c) 95.00%. Therefore, the notes would pay $1,047.50 at maturity. This example shows that when the reference return of the worst performing reference asset is positive, an investor in the notes will participate in the upside performance of such worst performing asset only to the extent of the participation factor.

Example 2: The final price of each reference asset is less than its respective initial price, but the worst performing reference asset's reference return is greater than -10.00%.

REFERENCE ASSET	INITIAL PRICE	FINAL PRICE	REFERENCE RETURN
iShares® MSCI Emerging Markets Index Fund (EEM)	$33.65	$32.98	-2.00%
iShares® MSCI Brazil Index Fund (EWZ)	$55.86	$53.63	-4.00%
iShares® FTSE/Xinhua China 25 Index Fund (FXI)	$39.11	$35.59	-9.00%
iShares® S&P Latin American 40 Index Fund (ILF)	$36.09	$34.29	-5.00%

In this example, the worst performing reference asset is FXI. Because the reference return of the worst performing reference asset is between 0.00% and -10.00%, inclusive, the payment at maturity, per $1,000 note, would equal the principal amount of the note plus the product of (a) the principal amount multiplied by (b) the reference return for the worst performing reference asset. Accordingly, at maturity, the cash payment in this example would equal $1,000.00 plus (a) $1,000.00 multiplied by (b) -9.00%. Therefore, the notes would pay $910.00 at maturity. This example shows that if reference return of the worst performing reference asset is negative but greater than or equal to -10.00%, you will lose 1.00% of your original principal amount for each percentage point decline in the performance of the worst performing reference asset.

Example 3: The final price of each reference asset is less than its respective initial price, but the worst performing reference asset's reference return is worse than -10.00%.

REFERENCE ASSET	INITIAL PRICE	FINAL PRICE	REFERENCE RETURN
iShares® MSCI Emerging Markets Index Fund (EEM)	$33.65	$26.25	-22.00%
iShares® MSCI Brazil Index Fund (EWZ)	$55.86	$53.63	-4.00%
iShares® FTSE/Xinhua China 25 Index Fund (FXI)	$39.11	$35.59	-9.00%
iShares® S&P Latin American 40 Index Fund (ILF)	$36.09	$30.68	-15.00%

In this example, the worst performing reference asset is the EEM. Because the reference return of the worst performing reference asset is worse than -10.00%, the payment at maturity, per $1,000 note, would equal 90% of the principal amount of the note. Accordingly, at maturity, the cash payment in this example would equal $900.00. This example shows that if reference return of the worst performing reference asset is less than -10.00%, your notes are 90% principal protected, and you will lose no more than 10% of your original principal amount.

Example 4: The final price of two reference assets is less than their respective initial prices and the final price of the other two reference assets is greater than their respective initial prices, but the worst performing reference asset's reference return is less than 0.00% and greater than -10.00%.

REFERENCE ASSET	INITIAL PRICE	FINAL PRICE	REFERENCE RETURN
iShares® MSCI Emerging Markets Index Fund (EEM)	$33.65	$32.98	-2.00%
iShares® MSCI Brazil Index Fund (EWZ)	$55.86	$53.63	-4.00%
iShares® FTSE/Xinhua China 25 Index Fund (FXI)	$39.11	$43.41	11.00%
iShares® S&P Latin American 40 Index Fund (ILF)	$36.09	$41.86	16.00%

In this example, the worst performing reference asset is EWZ. Because the reference return of the worst performing reference asset is between 0.00% and -10.00%, inclusive, the payment at maturity, per $1,000 note, would equal the principal amount of the note plus the product of (a) the principal amount multiplied by (b) the reference return for the worst performing reference asset. Accordingly, at maturity, the cash payment in this example would equal $1,000.00 plus (a) $1,000.00 multiplied by (b) -4.00%. Therefore, the notes would pay $960.00 at maturity. This example shows that even if the reference return of some reference assets is positive, the reference return for the worst performing reference asset will be used to calculate your payment at maturity. Therefore, you may lose up to 10% of your original principal amount at maturity if at least one of the reference assets has a negative reference return.

Table of Hypothetical Returns

The following table displays the hypothetical total return on the notes for various reference returns with respect to the worst performing reference asset. .

REFERENCE RETURN OF WORST PERFORMING REFERENCE ASSET	TOTAL RETURN ON NOTE
100%	95.00%
90%	85.50%
80%	76.00%
70%	66.50%
60%	57.00%
50%	47.50%
40%	38.00%
30%	28.50%
20%	19.00%
10%	9.50%
5%	4.75%
2%	1.90%
0%	0.00%
-2%	-2.00%
-5%	-5.00%
-10%	-10.00%
-20%	-10.00%
-30%	-10.00%
-40%	-10.00%
-50%	-10.00%
-60%	-10.00%
-70%	-10.00%
-80%	-10.00%
-90%	-10.00%
-100%	-10.00%

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. We intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the notes as contingent payment debt instruments. Assuming the notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the notes until maturity.

Based on the factors described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments", we estimate that the comparable yield of the notes, solely for U.S. federal income tax purposes, is 3.80% per annum (compounded annually). Further, based upon the method described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" and based upon the estimate of the comparable yield, we estimate that the projected payment schedule for notes that have a principal amount of $1,000 and an issue price of $1,000 consists of a single payment of $161.28 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a note for $1,000, and holds the note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the notes in each year:

Year	OID
2009	$21.03
2010	$38.80
2011	$40.27
2012	$41.80
2013	$19.38

However, the ordinary income reported in the taxable year the notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon market conditions on the date the notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquired the notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

INFORMATION REGARDING THE REFERENCE ASSETS

All information on the reference assets is derived from publicly available information. Entities with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by an entity issuing a reference asset can be located by reference to the SEC file number specified in the description of each reference asset below. We make no representation that these publicly available documents are accurate or complete. For more information, we urge you to read the section "Information Regarding the Reference Asset and the Reference Asset Issuer" in the product supplement.

The iShares® MSCI Emerging Markets Index Fund ("EEM")

We have derived all information relating to the EEM, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. The information reflects the policies of and is subject to change by iShares®, Inc. ("iShares"). iShares has no obligation to continue to publish, and may discontinue publication of, the EEM. iShares is under no obligation to continue to publish, and may discontinue or suspend the publication of the EEM at any time.

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The EEM uses a representative sampling strategy to try to track the MSCI Emerging Markets Index. In order to improve its portfolio liquidity and its ability to track the MSCI Emerging Markets Index, the EEM may invest up to 10% of its assets in shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index. BGFA is the investment advisor to the iShares® MSCI Emerging Markets Index Fund. BGFA will not charge portfolio management fees on that portion of the EEM's assets invested in shares of other iShares funds.

For additional information regarding iShares, BGFA, the EEM and the risk factors attributable to the EEM, please see the relevant portion of the Prospectus, dated January 1, 2007, filed on Form N-1A with the SEC on December 26, 2006 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov . In addition, information regarding the EEM, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly disseminated documents, and the iShares® website at www.ishares.com .

Representative Sampling

BGFA, as the investment advisor to the EEM, employs a technique known as representative sampling to track the MSCI Emerging Markets Index. Representative sampling is a strategy in which a fund invests in a representative sample of stocks in its underlying index, which have a similar investment profile as the underlying index. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics, and liquidity measures similar to those of the relevant underlying index. Funds that use representative sampling generally do not hold all of the stocks that are included in the relevant underlying index.

Correlation

The EEM is an actual investment portfolio. The performance of the EEM and the MSCI Emerging Markets Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The EEM, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EEM will not concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, except that the EEM will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index is so concentrated.

Historical Performance of Reference Asset

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of the EEM for each quarter in the period from January 1, 2005 through March 31, 2009 and for the period from April 1, 2009 through June 5, 2009 The closing price for the EEM on June 5, 2009 was 33.65. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

QUARTER ENDING	QUARTERLY HIGH	QUARTERLY LOW	QUARTERLY CLOSE
March 31, 2005	24.73	21.13	22.53
June 30, 2005	24.39	21.53	23.87
September 30, 2005	28.38	23.67	28.29
December 30, 2005	30.00	24.95	29.42
March 31, 2006	33.80	30.00	33.00
June 30, 2006	37.08	27.12	31.30
September 30, 2006	33.33	29.02	32.26
December 31, 2006	38.27	31.63	38.06
March 30, 2007	39.86	34.52	38.83
June 29, 2007	44.64	38.74	43.88
September 28, 2007	50.67	37.14	49.82
December 31, 2007	55.83	47.18	50.10
March 31, 2008	50.75	40.68	44.79
June 30, 2008	52.49	44.43	45.24
September 30, 2008	44.77	30.88	34.17
December 31, 2008	34.58	18.22	24.97
March 31, 2009	27.28	19.86	24.81
April 1, 2009 through June 5, 2009	34.88	19.87	33.65

The historical prices of the EEM should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the final valuation date. We cannot give you assurance that the performance of the EEM will result in the return of any of your initial investment.

The iShares® MSCI Brazil Index Fund ("EWZ")

We have derived all information contained in this pricing supplement regarding the EWZ, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. EWZ is an investment portfolio maintained and managed by iShares and advised by BGFA. iShares is a registered investment company that consists of numerous separate investment portfolios, including the EWZ. The shares of the EWZ are listed and trade at market prices on a national securities exchange such as Amex, the Chicago Board Options Exchange, NASDAQ, NYSE or NYSE Arca under the exchange trading symbol "EWZ".

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this pricing supplement or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. As a prospective purchaser of the securities, you should undertake an independent investigation of the index fund as in your judgment is appropriate to make an informed decision with respect to an investment in the index fund shares.

The MSCI Brazil Index, which is the underlying index for the EWZ, is calculated by or on behalf of Morgan Stanley Capital International Inc. ("MSCI"). MSCI does not issue, sponsor, endorse, sell or promote the EWZ. MSCI makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. MSCI has no obligation or liability in connection with the operation, marketing or sale of the securities.

The EWZ, which was launched on July 10, 2000, seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index. The MSCI Brazil Index was developed by MSCI as an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. The EWZ pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Brazil Index, and generally does not hold all of the equity securities included in the MSCI Brazil Index. The EWZ invests in a representative sample of securities in the MSCI Brazil Index, which have a similar investment profile as the MSCI Brazil Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Brazil Index. The EWZ will generally invest at least 90% of its assets in the securities of the MSCI Brazil Index and ADRs based on securities of the MSCI Brazil Index, and at least 90% of its assets in the securities of the MSCI Brazil Index or in securities included in the Brazilian market, but not in the MSCI Brazil Index, or in ADRs, GDRs or EDRs based on the securities in the MSCI Brazil Index. The EWZ may invest its other assets in futures contracts, other types of options and swaps related to the MSCI Brazil Index, as well as cash and cash equivalents, including share of money market funds affiliated with BGFA.

Historical Performance of Reference Asset

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of the EWZ for each quarter in the period from January 1, 2005 through March 31, 2009 and for the period from April 1, 2009 through June 5, 2009 The closing price for the EWZ on June 5, 2009 was 55.86. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

QUARTER ENDING	QUARTERLY HIGH	QUARTERLY LOW	QUARTERLY CLOSE
March 31, 2005	25.6523	19.5427	22.484
June 30, 2005	24.8725	20.7271	24.4975
September 30, 2005	33.1634	23.1946	32.887
December 30, 2005	35.7592	28.4257	32.9363
March 31, 2006	42.6386	33.4101	39.4308
June 30, 2006	46.3892	31.0906	38.6116
September 30, 2006	40.6152	34.5353	37.9701
December 31, 2006	46.4218	37.5358	46.3131
March 30, 2007	49.4072	39.3439	48.6559
June 29, 2007	62.624	48.2902	60.7161
September 28, 2007	73.8736	46.0758	72.7071
December 31, 2007	86.6653	70.1863	80.1953
March 31, 2008	88.2149	63.5998	76.5483
June 30, 2008	101.5708	76.9955	88.7316
September 30, 2008	88.4136	48.3557	55.9579
December 31, 2008	56.2858	26.4734	34.99
March 31, 2009	41.03	31.14	37.70
April 1, 2009 through June 5, 2009	58.15	31.15	55.86

The historical prices of the EWZ should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the final valuation date. We cannot give you assurance that the performance of the EWZ will result in the return of any of your initial investment.

The iShares® FTSE/Xinhua China 25 Index Fund ("FXI")

We have derived all information contained in this pricing supplement FXI, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. ("iShares"), iShares Trust, Barclays Global Investors, N.A. ("BGI"), and Barclays Global Fund Advisors ("BGFA"). The FXI is an investment portfolio maintained and managed by iShares. BGFA is the investment advisor to the FXI. The FXI is an exchange traded fund ("ETF") that trades on the NYSE under the ticker symbol "FXI."

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the FXI. Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares , BGFA, the FXI, please see the Prospectus, dated December 1, 2008. In addition, information about iShares and the FXI may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares website at www.ishares.com. Information contained in the iShares website is not incorporated by reference in, and should not be considered a part of this pricing supplement or any pricing supplement.

Investment Objective and Strategy

The FXI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of 25 of the largest and most liquid Chinese companies that publicly trade on the HKSE and are available to international investors, as measured by the FTSE/Xinhua China 25 Index.

The FXI uses a representative sampling strategy to track the FTSE/Xinhua China 25 Index, which is the underlying index of FXI. In addition, in order to improve its portfolio liquidity and its ability to track the FTSE/Xinhua China 25 Index, the FXI may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the FTSE/Xinhua China 25 Index as well as cash and cash equivalents, including shares of money market funds advised by BGFA or its affiliates.

Representative Sampling

The FXI pursues a "representative sampling" strategy in attempting to track the performance of the FTSE/Xinhua China 25 Index, and generally does not hold all of the equity securities included in the FTSE/Xinhua China 25 Index. The FXI invests in a representative sample of securities in the FTSE/Xinhua China 25 Index, which have a similar investment profile as the FTSE/Xinhua China 25 Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the FTSE/Xinhua China 25 Index.

Correlation

The FTSE/Xinhua China 25 Index is a theoretical financial calculation, while the FXI is an actual investment portfolio. The performance of the FXI and the FTSE/Xinhua China 25 Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. BGFA expects that, over time, the correlation between a Fund's performance and that of its underlying index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The FXI, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the FTSE/Xinhua China 25 Index.

Industry Concentration Policy

The FXI will concentrate its investments to approximately the same extent that the FTSE/Xinhua China 25 Index concentrates in a particular industry or group of industries.

Historical Performance of Reference Asset

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of the FXI for each quarter in the period from January 1, 2005 through March 31, 2009 and for the period from April 1, 2009 through June 5, 2009 The closing price for the FXI on June 5, 2009 was 39.11. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

QUARTER ENDING	QUARTERLY HIGH	QUARTERLY LOW	QUARTERLY CLOSE
March 31, 2005	19.40	17.27	18.20
June 30, 2005	19.19	17.48	19.04
September 30, 2005	21.97	18.81	21.41
December 30, 2005	21.56	18.76	20.54
March 31, 2006	25.00	20.80	24.76
June 30, 2006	27.97	21.73	25.60
September 30, 2006	27.43	24.37	27.12
December 31, 2006	37.63	26.97	37.15
March 30, 2007	39.35	29.92	34.14
June 29, 2007	43.47	34.47	42.95
September 28, 2007	61.18	37.07	60.00
December 31, 2007	73.19	53.75	56.82
March 31, 2008	60.02	39.95	45.05
June 30, 2008	55.00	43.00	43.61
September 30, 2008	47.74	30.25	34.47
December 31, 2008	34.59	19.35	29.09
March 31, 2009	32.20	22.69	28.53
April 1, 2009 through June 5, 2009	39.75	22.70	39.11

The historical prices of the FXI should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the final valuation date. We cannot give you assurance that the performance of the FXI will result in the return of any of your initial investment.

The iShares® S&P Latin America 40 Index Fund ("ILF")

We have derived all information contained in this pricing supplement ILF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. ("iShares"), iShares Trust, BGI, and BGFA. The ILF is an investment portfolio maintained and managed by iShares. BGFA is the investment advisor to the ILF. The ILF is an ETF that trades on the NYSE under the ticker symbol "ILF."

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the ILF. Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares , BGFA, the ILF, please see the Prospectus, dated December 1, 2008. In addition, information about iShares and the ILF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares website at www.ishares.com. Information contained in the iShares website is not incorporated by reference in, and should not be considered a part of this pricing supplement or any pricing supplement.

Investment Objective and Strategy

The ILF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Latin America 40 Index. The S&P Latin America 40 Index is comprised of selected equities trading on the exchanges of four Latin American countries. The S&P Latin America 40 Index includes highly liquid securities from major economic sectors of the Mexican and South American equity markets. Companies from Mexico, Brazil, Argentina and Chile are represented in the S&P Latin America 40 Index. The ILF uses a representative sampling strategy in seeking to track the S&P Latin America 40 Index. The ILF expects to invest in ADRs instead of directly holding stocks of companies from Argentina, Brazil and Chile.

The ILF uses a representative sampling strategy to track the S&P Latin America 40 Index. In addition, in order to improve its portfolio liquidity and its ability to track the S&P Latin America 40 Index, the ILF may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the S&P Latin America 40 Index as well as cash and cash equivalents, including shares of money market funds advised by BGFA or its affiliates.

Representative Sampling

The ILF pursues a "representative sampling" strategy in attempting to track the performance of the S&P Latin America 40 Index, and generally does not hold all of the equity securities included in the S&P Latin America 40 Index. The ILF invests in a representative sample of securities in the S&P Latin America 40 Index, which have a similar investment profile as the S&P Latin America 40 Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the S&P Latin America 40 Index.

Correlation

The S&P Latin America 40 Index is a theoretical financial calculation, while the ILF is an actual investment portfolio. The performance of the ILF and the S&P Latin America 40 Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. BGFA expects that, over time, the correlation between a Fund's performance and that of its underlying index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The

ILF, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the S&P Latin America 40 Index.

Industry Concentration Policy

The ILF will concentrate its investments to approximately the same extent that the S&P Latin America 40 Index concentrates in a particular industry or group of industries.

Historical Performance of Reference Asset

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of the ILF for each quarter in the period from January 1, 2005 through March 31, 2009 and for the period from April 1, 2009 through June 5, 2009 The closing price for the ILF on June 5, 2009 was 36.09. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

QUARTER ENDING	QUARTERLY HIGH	QUARTERLY LOW	QUARTERLY CLOSE
March 31, 2005	18.21	14.81	16.31
June 30, 2005	18.73	15.45	18.55
September 30, 2005	24.01	18.18	24.00
December 30, 2005	26.09	21.15	24.49
March 31, 2006	29.41	24.85	27.96
June 30, 2006	32.46	22.38	27.26
September 30, 2006	28.93	25.47	28.35
December 31, 2006	34.24	27.89	33.88
March 30, 2007	36.37	30.83	35.56
June 29, 2007	44.22	35.55	42.51
September 28, 2007	48.31	33.25	48.15
December 31, 2007	53.87	44.58	49.63
March 31, 2008	54.73	40.28	50.34
June 30, 2008	61.39	50.78	54.83
September 30, 2008	54.44	33.49	38.63
December 31, 2008	38.88	19.58	25.47
March 31, 2009	29.02	21.38	25.64
April 1, 2009 through May 28, 2009	37.98	21.38	36.09

The historical prices of the ILF should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the final valuation date. We cannot give you assurance that the performance of the ILF will result in the return of any of your initial investment.